                                             OMB APPROVAL

                                   OMB Number:3235-0145
                                   Expires:  August 31, 1999
                                   Estimated average burden
                                   hours per response 14.90

                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                         E.W. Blanch Holdings, Inc.
                           (Name of Issuer)

                                Common Stock
                    (Title of Class of Securities)

                                  093210102
                              (CUSIP Number)

                               April 30, 1999
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                         /_X_/     Rule 13d-1(b)
                         /___/     Rule 13d-1(c)
                         /___/     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)               Page 1 of 8

CUSIP No. 093210102                13G                 Page 2 of 8 Pages

----------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RS Investment Management Co. LLC
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)/ X /
     (b)/  /
----------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------
       NUMBER OF    5    SOLE VOTING POWER
        SHARES           -0-
     BENEFICIALLY        ---------------------------------------
       OWNED BY          6    SHARED VOTING POWER
         EACH            -0-
      REPORTING          ---------------------------------------
        PERSON      7    SOLE DISPOSITIVE POWER
         WITH            -0-
                         ---------------------------------------
                    8    SHARED DISPOSITIVE POWER
                         -0-
----------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
----------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.0%
----------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)
     OO, HC
----------------------------------------------------------------

CUSIP No. 093210102                13G                 Page 3 of 8 Pages

----------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RS Investment Management, L.P.
----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)/ X /
     (b)/  /
----------------------------------------------------------------
3    SEC USE ONLY

----------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
----------------------------------------------------------------
       NUMBER OF    5    SOLE VOTING POWER
        SHARES           -0-
     BENEFICIALLY        ---------------------------------------
       OWNED BY          6    SHARED VOTING POWER
         EACH            -0-
      REPORTING          ---------------------------------------
        PERSON      7    SOLE DISPOSITIVE POWER
         WITH            -0-
                         ---------------------------------------
                    8    SHARED DISPOSITIVE POWER
                         -0-
----------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
----------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
Instructions)

----------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.0%
----------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See Instructions)
     IA, PN
----------------------------------------------------------------

CUSIP No. 093210102                13G            Page 4 of 8 Pages

ITEM 1.

     (a)  The name of the issuer is E.W. Blanch Holdings, Inc. (the
"Issuer").

     (b) The principal executive office of the Issuer is located at 3500 West 80th Street, Minneapolis, MN 55431.


ITEM 2.

     (a-c) See Annex I for information on the persons filing this statement (collectively, the "Filers").

     (d) This statement relates to shares of common stock of the Issuer (the "Stock").

     (e)  The CUSIP number of the Stock is 093210102.

CUSIP No. 093210102                13G            Page 5 of 8 Pages

ITEM 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  ___  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___  An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  _X_  Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

CUSIP No. 093210102                13G            Page 6 of 8 Pages

ITEM 4.  OWNERSHIP

See Items 5-9 and 11 on the cover page for each Filer.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_X_/.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

CUSIP No. 093210102                13G            Page 7 of 8 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

RS Investment Management, L.P. is a registered investment adviser. RS Investment Management Co. LLC is the General Partner of RS Investment Management, L.P.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 3, 1999

RS INVESTMENT MANAGEMENT CO. LLC
By:  /s/  G. Randall Hecht
          G. Randall Hecht
          Chief Executive Officer

RS INVESTMENT MANAGEMENT, L.P.
By:  RS Investment Management Co. LLC
     By:  /s/  G. Randall Hecht
               G. Randall Hecht
               Chief Executive Officer

CUSIP No. 093210102                13G            Page 8 of 8 Pages

                                  EXHIBIT A

                           JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is accurate.

Dated:    May 3, 1999

RS INVESTMENT MANAGEMENT CO. LLC
By:  /s/  G. Randall Hecht
          G. Randall Hecht
          Chief Executive Officer

RS INVESTMENT MANAGEMENT, L.P.
By:  RS Investment Management Co. LLC
     By:  /s/  G. Randall Hecht
               G. Randall Hecht
               Chief Executive Officer

                                   Annex I

This Annex identifies certain entities which may be filing parties of the attached Schedule or which may be referred to in the filing.

The principal office and principal place of business of the following entities is 388 Market Street, Suite 200, San Francisco, CA 94111:

I.   (a)  RS Investment Management Co. LLC is a Delaware Limited Liability
     Company.
     (b)  holding company

II.  (a)  RS Investment Management, L.P. is a California Limited Partnership.
     (b)  registered investment adviser

RS Investment Management, L.P. is a registered investment adviser. RS Investment Management Co. LLC is the General Partner of RS Investment Management, L.P.